United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: May 16, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, May 16, 2008	www.gruma.com

 RIGHTS OFFERING SUBSCRIPTION

Monterrey, N.L., Mexico, May 16, 2008. GRUMA, S.A.B. de C.V. (''GRUMA'') informs the public investor that the 82,624,657 Series B, Class I, Common Shares, without par value, issued pursuant to the general extraordinary shareholders' meeting of GRUMA held on April 11, 2008, were fully subscribed and paid by our shareholders, through the exercise of their preemptive rights or by direct allocation made by the delegates authorized by the aforementioned meeting.

As a result of such subscription, our capital stock was increased in an amount of MXP$2,111,059,986.35 (two billion one hundred and eleven million fifty nine thousand nine hundred and eighty six pesos 35/100) for a total amount of MXP$7,004,909,811.09 (seven billion four million nine hundred and nine thousand eight hundred eleven pesos 09/100), represented by 565,174,609 (five hundred and sixty five million one hundred and seventy four thousand six hundred and nine Series B, Class I, Common Shares, without par value. Accordingly, GRUMA will carry out all of the necessary procedures to modify article Sixth of our Bylaws and provide the necessary publicity of such amendment pursuant to the applicable legal regulations.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 91 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.